UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CLEANCORE SOLUTIONS, INC.
(Name of Issuer)

Class B Common Stock, $0.0001 par value per share
(Title of Class of Securities)

184492 106
(CUSIP Number)

April 30, 2024
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	184492 106

1.	NAMES OF REPORTING PERSONS Mark Olivier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 464,868
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 464,868
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,868
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.82%(1)
12.	TYPE OF REPORTING PERSON IN

(1)	Based on 6,813,419 shares of class B common stock outstanding as of April 30, 2024, as reported in the Issuer’s Final Prospectus filed on April 30, 2024.

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CUSIP No.	184492 106

Item 1.

(a)	Name of Issuer: CleanCore Solutions, Inc. (the “Issuer”)

(b)	Address of Issuer’s principal executive offices: 5920 South 118th Circle, Suite 2, Omaha, NE 68137

Item 2.

(a)	Name of person filing: This statement is being filed by Mark Olivier, an individual (the “Reporting Person”).

(b)	Address of the principal business office or, if none, residence: The residential address of the Reporting Person is 10882 Coronel Road, Santa Ana CA 92705.

(c)	Citizenship: The Reporting Person is a United States citizen.

(d)	Title of class of securities: Class B Common Stock, $0.0001 par value per share (“class B common stock”)

(e)	CUSIP No.: 184492 106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

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CUSIP No.	184492 106

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: The Reporting Person holds and beneficially owns 464,868 shares of class B common stock.

(b)

Percent of class:

Based on a total of 6,813,419 shares of class B common stock outstanding as of April 30, 2024, the shares of class B common stock beneficially owned by the Reporting Person represent approximately 6.82% of the Issuer’s outstanding class B common stock.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	464,868
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	464,868
	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

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CUSIP No.	184492 106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2024

/s/ Mark Olivier
Mark Olivier